UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

CENTURY ALUMINUM COMPANY

(Name of Issuer)

COMMON STOCK, $0.01 Par Value

 (Title of Class of Securities)

156431 10 8

 (CUSIP Number)

Company Secretary
Glencore Holding AG
Baarermattstrasse 3, P.O. Box 666
CH-6341 Baar, Switzerland
Phone: 41-41-709-2000

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Investment Pty Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Western Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 28,285,638 shares (See Item 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 28,285,638 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,285,638 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable

13.	Percent of Class Represented by Amount in Row (11) 38.14% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Investments AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 28,285,638 shares (See Item 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 28,285,638 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,285,638 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 38.14% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 28,285,638 shares (See Item 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 28,285,638 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,285,638 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 38.14% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 28,285,638 shares (See Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 28,285,638 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,285,638 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.

13.	Percent of Class Represented by Amount in Row (11) 38.14% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 28,285,638 shares (See Item 5)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 28,285,638 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,285,638 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable

13.	Percent of Class Represented by Amount in Row (11) 38.14% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note:

This Amendment No. 7 (“Amendment No. 7”) to the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Glencore AG, Glencore International AG and Glencore Holding AG on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, January 28, 2009, February 4, 2009 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Century Aluminum Company (the “Company”), amends and restates the Schedule 13D.  This Amendment No. 7 reflects changes to Items 2, 4, 5 and 6 of the Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Century Aluminum Company, a Delaware corporation.

The Company's principal executive office is located at 2511 Garden Road, Building A, Suite 200, Monterey, California 93940.

Item 2. Identity and Background

(a) — (c) and (f) This statement on Schedule 13D is being filed by Glencore Investment Pty Ltd. (“Glencore Investment Pty”), Glencore Investments AG (“Glencore Investments AG”), Glencore International AG (“Glencore International”), Glencore Holding AG (“Glencore Holding”) and Glencore AG (“Glencore AG” and together with Glencore Investment Pty, Glencore Investments AG, Glencore International and Glencore Holding,  the “Reporting Persons”). Each of Glencore Investments AG, Glencore International, Glencore Holding and Glencore AG is a company organized under the laws of Switzerland with a business address at Baarermattstrasse 3, CH-6341 Baar, Switzerland. Glencore Investment Pty is a company organized under the laws of Western Australia with a business address at Level 4, 30 The Esplanade, Perth, 6000, Australia. Glencore Holding is the parent company of Glencore International which, together with its subsidiaries, including Glencore Investments AG, Glencore Investment Pty and Glencore AG, is a leading privately held, diversified natural resources group. Glencore International is a direct wholly-owned subsidiary of Glencore Holding, and each of Glencore Investment Pty, Glencore Investments AG and Glencore AG is a direct or indirect wholly-owned subsidiary of Glencore International. The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
Since the Company’s initial public offering of Common Stock and the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 18,295,968 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, a director of the Company, who holds such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the “Preferred Shares”) from the Company in a private transaction in July 2008 (of which 6,445.34 shares have since been converted into 644,534 shares of Common Stock).

The consideration paid by the Reporting Persons for the 18,295,968 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Stock was $347,298,464, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons’ internal working capital.

Item 4. Purpose of the Transaction

Since the Company’s initial public offering, in which the Reporting Persons sold approximately 60% of their Common Stock of the Company, the Reporting Persons have held the Company's Common Stock, and have acquired additional securities of the Company, for investment purposes.

As disclosed in Item 6 below, the Reporting Persons have recently engaged in discussions with the Company regarding the Company's proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of the Company's Common Stock.  The Company has since determined to amend the proposal, and the Reporting Persons and the Company have entered into a Support Agreement (as defined below in Item 6) to evidence the Reporting Persons' agreement to support the amended proposal and to provide the Reporting Persons with preemptive rights in connection with certain issuances of Common Stock and certain other securities.  The Reporting Persons may hold further discussions with the Company's management and board of directors and other parties, including but not limited to other stockholders and third parties, or otherwise consider actions, in respect of similar matters or other matters relating to the Company, which could include discussions or actions that result in the occurrence of one or more of the actions or events described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Company and its prospects.

The Reporting Persons are subject to a Standstill and Governance Agreement with the Company.  Reference is made to the discussion of the Standstill and Governance Agreement in Item 6 below.

Item 5. Interest in Securities of the Issuer

(a)           The Reporting Persons beneficially own 28,285,638 shares of Common Stock, or 38.14% of the Company’s outstanding Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons (other than shares subject to options and restricted stock grants issued to Mr. Strothotte as further described below) are held directly by Glencore Investment Pty.  The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 15,355,466 shares of Common Stock issuable upon conversion of the 153,554.66 shares of the Company’s Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”) held directly by Glencore Investment Pty, which are convertible only (a) upon the occurrence of events that have not transpired, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 22,500 shares subject to presently exercisable options and 1,047 shares of restricted Common Stock that vest in June 2009 or upon the holder’s earlier termination of services as a director of the Company due to death or disability, each held directly by Mr. Willy R. Strothotte, who holds such options and shares as nominee for the Reporting Persons.  The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto  is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon (i) the 74,139,488 shares of Common Stock outstanding as of March 31, 2009, as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed on April 13, 2009, plus (ii) 22,500 shares which are subject to presently exercisable options which are held directly by Mr. Strothotte as nominee for the Reporting Persons.  Reference is made to the discussion of the terms of the Certificate of Designation for the Series A Preferred Stock in Item 6 below.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 28,285,638 shares of Common Stock.  To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons and any person holding shares as nominee for the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in Common Stock during the sixty days immediately preceding the date hereof, except as follows:

Transaction Party	Nature of Transaction	Date of Transaction	Number of Shares	Price per Share
Glencore Investment Pty	Conversion of Preferred Stock (1)	3/31/2009	223,252	(1)

(1)   Represents Common Stock acquired upon the automatic conversion of 2,232.52 shares of the Company’s Series A  Preferred Stock in accordance with the terms of the Series A Preferred Stock, as a result of the issuance of stock compensation grants by the Company.

(d)           None.

(e)           Effective May 4, 2009, the Reporting Persons effected certain intercompany transactions pursuant to which the 28,285,638 shares of Common Stock (along with the 153,554.66 shares of Series A Preferred Stock) previously held directly by Glencore Investment Pty Ltd. were transferred to Glencore AG and, as a result, Glencore Investment Pty and Glencore Investments AG no longer beneficially own any shares of Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 7, 2008 the Company entered into a Stock Purchase Agreement with Glencore Investment Pty (the “Stock Purchase Agreement”) pursuant to which Glencore Investment Pty purchased the Preferred Shares.  The following represents a summary of the terms of the agreements and instruments relating to the July 7, 2008 purchase of the Preferred Shares that remain in effect:

Certificate of Designation: The rights and privileges of the Series A Preferred Stock are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the “Certificate of Designation”). The following summarizes the material terms of the Series A Preferred Stock, as reflected in the Certificate of Designation:

Dividends. Dividends will be declared and paid on the Series A Preferred Stock when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.

Voting. The Series A Preferred Stock has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company’s Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Stock, increase or decrease the par value of the Series A Preferred Stock or alter or change the powers, preferences or special rights of the shares of the Series A Preferred Stock.

Liquidation Preference. Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).

Automatic Conversion. The Series A Preferred Stock shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Stock (the “Conversion Ratio”) upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons’ percentage ownership of Common Stock, to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Stock to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Stock will be redeemed as described below).

Optional Conversion. At the option of each holder, the Series A Preferred Stock may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of the Company’s Common Stock have been tendered.

Mandatory Redemption. If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company’s subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company’s subsidiaries will be distributed to the Company’s stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Stock at a redemption price equivalent to the average of the closing price for the Company’s Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company’s proposal.

Preemptive Rights. If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons’) at a price below the average of the closing price for the Company’s Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Company’s board of directors authorizes such issuance or sale, the holders of Series A Preferred Stock must be given the opportunity to participate in such issuance on an as-converted basis.

Transfer Restrictions. Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Stock may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.

Standstill and Governance Agreement: In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the “Standstill Agreement”). The following is a summary of the material terms of the Standstill Agreement that remain in effect today:

Standstill. Glencore AG agreed that from and after April 8, 2009 and continuing until January 7, 2010 (the “Restricted Period”), it (and its affiliates) will not acquire any capital stock of the Company (or rights to capital stock) if the acquisition would increase their aggregate beneficial ownership to more than 49% of the Company’s issued and outstanding Common Stock; provided that, if a third party makes an offer for the Company and the Company’s board does not both recommend against the offer and adopt a poison pill to block the offer, the standstill restriction will be suspended in order to permit the Reporting Persons to engage in a responsive transaction (subject to certain restrictions and conditions). In addition, at any time during the Restricted Period, the Reporting Persons and their affiliates may make business combination transaction proposals to or for the Company, provided that they may consummate any such transaction only if a majority of the independent directors of the Company approve and recommend the transaction.

Quorum Provisions. During the Restricted Period, the Reporting Persons must cause their shares of Common Stock to be represented at each meeting of the stockholders at which directors are to be elected, to the extent necessary for them to be counted for the purpose of forming a quorum.

Early Termination of the Standstill and Quorum Provisions. The standstill restrictions and the voting and quorum provisions will terminate prior to the stated terms thereof if any of the following occurs: (i) the Reporting Persons (and their affiliates) beneficially own less than 10% of the Company’s Common Stock for a period of three continuous months, (ii) the consummation of a permitted business combination transaction involving the Reporting Persons or a change of control transaction with a third party, and (iii) if a third party acquires beneficial ownership of 20% or more of the outstanding voting securities of the Company and the Company fails to adopt a poison pill to block further acquisitions by such third party.
Board Representation. The Reporting Persons will have the right to designate a nominee for election to the board of directors of the Company, subject to the consent of the nominating committee. This right will terminate if the Reporting Persons (and their affiliates) beneficially own less than 10% of the Company’s Common Stock for a period of three continuous months.

Registration Right Agreement: On July 7, 2008, Glencore Investment Pty and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the “Registration Rights Agreement”), pursuant to which the Company has agreed to register the Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees. Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings. The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders. Under the Certificate of Designation, Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale. Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Preferred Shares are sold under an effective registration statement or the Preferred Shares are no longer outstanding. The Company will be responsible for all fees and expenses relating to any registration of the Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters’ counsel in the case of demand registrations).

The foregoing descriptions of the Certificate of Designation, Standstill Agreement and Registration Rights Agreement are subject to, and qualified in their entirety by reference to the full text of such documents and agreements, which are filed herewith as Exhibits 2, 3 and 4, respectively, and are hereby incorporated herein by reference.

The Company disclosed in its notice of annual meeting of stockholders scheduled for May 27, 2009 and related proxy statement a management proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of the Company's Common Stock.  Following filing of the proxy statement, the Reporting Persons and the Company engaged in discussions relating to the proposed increase in the Company's authorized capital. The Company has since determined to amend the proposal to provide for an increase in the number of authorized shares of Common Stock from 100,000,000 to 195,000,000, and on May 4, 2009, the Company and the Reporting Persons entered into a Support Agreement (the "Support Agreement") whereby (a) the Reporting Persons agreed to vote for the amended  proposal to increase authorized capital and the other matters being proposed by the Company for approval at the May 27, 2009 stockholders meeting, and (b)  except for certain limited and strategic transactions and other customary exceptions, the Company agreed to give the Reporting Persons the right to maintain their equity percentage ownership in the Company by purchasing (i) their pro rata portion of additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in cash offerings and (ii) additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in any debt exchange offers if and to the extent the aggregate cumulative number of shares of Common Stock or their equivalent issued in debt exchanges in any twelve month period prior to November 4, 2010 would equal or exceed 30 million shares.  The right to acquire securities  will terminate if the Reporting Persons beneficially own less than 10% of the Company’s Common Stock for a period of three continuous months.  The foregoing description is subject to, and qualified in its entirety by reference to the full text of the Support Agreement which is filed herewith as Exhibit 5 and is incorporated herein by reference.

Except for terms of the Certificate of Designation and the agreements described above in this Item 6, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

1.  Joint Filing Agreement (filed herewith)

2.  Certificate of Designation of the Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

3.  Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

4.  Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

5.  Support Agreement (Incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2009

Glencore Investment Pty Ltd

By:   _ /s/ Richard James Marshall  __  /s/  Marc Ocskay
Name:  Richard James Marshall                  Marc Ocskay
Title:    Director                                              Director

Glencore Investments AG

By:     /s/ Andreas P.  Hubmann       /s/  Steven F. Kalmin
Name:   Andreas P. Hubmann                Steven F. Kalmin
Title:     Director                                        Director

Glencore International AG

By:     _/s/ Lotti Grenacher Hagmann       /s/  Stefan Peter
Name:      Lotti Grenacher Hagmann              Stefan Peter
Title:        Officer                                               Officer

Glencore Holding AG

By:    _/s/ Andreas P. Hubmann           /s/  Ivan Glasenberg
Name:      Andreas P. Hubmann                  Ivan Glasenberg
Title:        Director                                         Director

Glencore AG

By:  /s/ Aristotelis Mistakidis  /s/ Lotti Grenacher Hagmann
Name:  Aristotelis Mistakidis      Lotti Grenacher Hagmann
Title:    Director                              Officer

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore International AG, Glencore Holding AG and Glencore AG. The executive officers of each of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore International AG, Glencore Holding AG and Glencore AG are the same persons listed as directors of such company.  Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG.  If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.  To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Company.

Directors of Glencore Investment Pty Ltd

Name	Principal Occupation	Business address	Share Ownership

Steven N. Isaacs (Citizen of South Africa)	Chairman and Managing Director of Glencore Finance AG

Richard James Marshall (Citizen of the United Kingdom)	In-house Counsel of Glencore International AG

Eric Diedrichsen (Citizen of Canada)	Employee of Glencore International AG - Accounting

Marc Ocksay	Employee of Glencore International AG - Finance

Ross Lind (Citizen of Australia)	Employee of Glencore Investment Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Victoria Wilson (Citizen of Australia)	Employee of Glencore Australia Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Directors of Glencore Investments AG

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG – Accounting
Andreas P. Hubmann	Officer of Glencore International AG – Accounting

Directors of Glencore Holding AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Andreas P. Hubmann	Officer of Glencore International AG – Accounting

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Lowenstrasse 1 CH-8001 Zurich Switzerland

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG(retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG(retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG – Accounting

Andreas P. Hubmann	Officer of Glencore International AG – Accounting

Aristotelis Mistakidis (Citizen of the United Kingdom)	Glencore International AG – Head Zinc Copper

(1) Represents shares underlying options and restricted stock that were issued to Mr. Willy R. Strothotte in connection with his service as a director of the Company. Mr. Strothotte holds such options and shares of restricted stock as nominee for the Reporting Persons and disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein.

EXHIBIT 1
JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 7 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 4, 2009

Glencore Investment Pty Ltd

By:   _ /s/ Richard James Marshall  __  /s/  Marc Ocskay
Name:  Richard James Marshall                  Marc Ocskay
Title:    Director                                              Director

Glencore Investments AG

By:     /s/ Andreas P.  Hubmann       /s/  Steven F. Kalmin
Name:   Andreas P. Hubmann                Steven F. Kalmin
Title:     Director                                        Director

Glencore International AG

By:     _/s/ Lotti Grenacher Hagmann       /s/  Stefan Peter
Name:      Lotti Grenacher Hagmann              Stefan Peter
Title:        Officer                                               Officer

Glencore Holding AG

By:    _/s/ Andreas P. Hubmann           /s/  Ivan Glasenberg
Name:      Andreas P. Hubmann                 Ivan Glasenberg
Title:        Director                                         Director

Glencore AG

By:  /s/ Aristotelis Mistakidis  /s/ Lotti Grenacher Hagmann
Name:  Aristotelis Mistakidis      Lotti Grenacher Hagmann
Title:    Director                              Officer